SECU 06050528 SSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 51271

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/05 (MM/DD/YY) AND ENDING 06/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ePLANNING Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED
NOV 0 1 2006
THOMSON
FINANCIAL

3721 Douglas Blvd., Suite 200
(No. and Street)

Roseville, (City) CA (State) 95661 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen R. Kinkade (415) 453-4132
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

700 University Avenue, Suite 110, Sacramento, CA 95825
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 2 8 2006
WASH, D.C.
152

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Clifford N. Gamble, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ePLANNING Securities, Inc., as of June 30, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO
Title

Notary Certificate attached
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in ~~Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report ~~describing any material inadequacies found to exist or found to have existed since the date of the previous audit.~~ on Internal Controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OFFICIAL CALIFORNIA NOTARIAL CERTIFICATE

JURAT

State of California

County of Placer

Subscribed and sworn to ~~(or affirmed)~~ before me on this 21 day of September 2006 by Clifford N. Gamble,

~~personally known to me or~~ proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Seal

D. K. LARUE
COMM. # 1650233
NOTARY PUBLIC-CALIFORNIA
SACRAMENTO COUNTY
MY COMM. EXP. MAR. 9, 2010

D. K. LaRue
Signature

ADDITIONAL INFORMATION

DOCUMENT INFORMATION

Document Date not dated (Report for 8-1-05 to 6-30-06)

Number of Pages 2

[X] Placed under Oath [ ] Placed under Affirmation [X] Document Signed before the Notary

TYPE OF IDENTIFICATION

[ ] Personal Knowledge of the Notary Public
[X] Satisfactory Evidence –identification card
[ ] One Credible Witness acknowledging identity of principal
[ ] Two Credible Witnesses acknowledging identity of principal

EMBOSSMENT

ePLANNING Securities, Inc.

Table of Contents

June 30, 2006 and July 31, 2005

MOSS-ADAMS LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
ePLANNING Securities, Inc.

We have audited the accompanying statements of financial condition of ***ePLANNING Securities, Inc.***, as of June 30, 2006 and July 31, 2005, and the related statements of operations, changes in stockholder's equity and cash flows for the eleven-month period ended June 30, 2006 and the year ended July 31, 2005 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ***ePLANNING Securities, Inc.***, as of June 30, 2006 and July 31, 2005, and the results of its operations and its cash flows for the eleven-month period ended June 30, 2006 and the year ended July 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

As described in Notes 2 and 12 to the financial statements, effective August 1, 2005, the Company adopted the provisions of SFAS No. 123(R), *Share-Based Payments (as amended)*, to account for stock options. The Company previously used the intrinsic method to account for options awarded to its employees and members of its Board of Directors and used the fair value method to account for options awarded to its independent contractors.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Sacramento, California
September 22, 2006

Statements of Financial Condition

	As of June 30, 2006	July 31, 2005
ASSETS		
Cash	$ 905,647	$ 569,923
Commissions receivable	269,671	155,433
Equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $45,736 in 2006 and $27,758 in 2005	64,423	69,899
Deposit with clearing organization	100,409	101,865
Due from wholly-owned subsidiary of the Parent Company	-	600
Deferred income taxes	361,310	
Other assets	95,170	65,722
Total assets	$ 1,796,630	$ 963,442
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued liabilities	$ 547,142	$ 517,812
Dividends payable to Parent company	135,000	-
Due to a wholly-owned subsidiary of the Company's Parent	5,343	-
Total liabilities	687,485	517,812
Stockholder's Equity		
Common stock – no par value; authorized 1,000,000 shares; outstanding 1,000 shares	1,000	1,000
Additional paid-in capital	2,220,805	2,194,953
Accumulated deficit	(1,112,660)	(1,750,323)
Total stockholder's equity	1,109,145	445,630
Total liabilities and stockholder's equity	$ 1,796,630	$ 963,442

Statements of Operations

	Eleven-Month Period Ended June 30, 2006	Year Ended July 31, 2005
REVENUE:		
Commissions	$ 11,603,910	$ 9,159,832
Fee income	1,002,776	638,220
Other	597,458	408,033
Total revenue	13,204,144	10,206,085
COST OF REVENUES:		
Commissions	10,494,965	8,279,635
Clearance and exchange fees	170,334	173,120
Marketing seminar expense	67,961	612
Total cost of revenues	10,733,260	8,453,367
Gross profit	2,470,884	1,752,718
OPERATING EXPENSES:		
Employee compensation and benefits	1,202,339	1,011,148
Communications	53,953	57,086
Occupancy expenses	109,800	113,564
Compliance and regulatory fees	274,164	275,654
Office and administration	147,741	139,029
Professional services and other	107,058	136,529
Total expenses	1,895,055	1,733,010
Income before Income Taxes	575,829	19,708
Income tax benefit (provision)	339,821	(800)
Net Income	$ 915,650	$ 18,908

Statements of Changes in Stockholder's Equity

For the Eleven-month Period Ended June 30, 2006 and the Year Ended July 31, 2005

	Common Stock	Additional Paid in Capital	Accumulated Deficit	Total Stockholder's Equity
Ending Balance, July 31, 2004	$ 1,000	$ 2,185,840	$ (1,701,231)	$ 485,609
Value of Stock Options Issued	-	18,998		18,998
Change in Stock-Based Deferred Compensation	-	(9,885)		(9,885)
Dividends	-	-	(68,000)	(68,000)
Net Income	-	-	18,908	18,908
Ending Balance, July 31, 2005	1,000	2,194,953	(1,750,323)	445,630
Stock-Based Compensation		25,852		25,852
Dividends	-	-	(277,987)	(277,987)
Net Income	-	-	915,650	915,650
Ending Balance, June 30, 2006	$ 1,000	$ 2,220,805	$ (1,112,660)	$ 1,109,145

ePLANNING Securities, Inc.

Statements of Cash Flows

	Eleven-Month Period Ended June 30, 2006	Year Ended July 31, 2005
Cash Flows from Operating Activities		
Net income	$ 915,650	$ 18,908
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization	17,978	14,735
Stock-based compensation expense	25,852	9,113
Deferred tax provision (benefit)	(361,310)	-
Loss on disposal of assets	-	77
Effect on cash of changes in operating accounts:		
Deposit with clearing organization	1,456	(137)
Other assets	(29,448)	515
Commissions receivable	(114,238)	165,611
Accounts payable and accrued liabilities	29,330	726
Dividends payable	135,000	-
Due to a wholly-owned subsidiary of the Company's Parent	5,943	(683)
Net cash provided by operating activities	626,213	208,865
Cash Used in Investing Activities		
Purchase of equipment and leasehold improvements	(12,502)	(60,528)
Net cash used in investing activities	(12,502)	(60,528)
Cash Provided by Financing Activities		
Dividend paid to shareholder	(277,987)	(68,000)
Net cash used in financing activities	(277,987)	(68,000)
Net Increase in Cash	335,724	80,337
Cash, Beginning of Period	569,923	489,586
Cash, End of Period	$ 905,647	$ 569,923
Supplemental Information		
Income taxes paid	$ 800	$ 800

1. ORGANIZATION:

ePLANNING Securities, Inc. (the Company) was incorporated under the laws of the State of California on August 6, 1998. In November 1998, the Company became registered with the Securities and Exchange Commission as a broker-dealer in securities pursuant to Section 15(B) of the Securities Exchange Act of 1934. On February 12, 1999, the Company became a member of the National Association of Securities Dealers, Inc. The Company is a wholly-owned subsidiary of ePLANNING, Inc. (the Parent).

The Company is engaged in a single line of business as a broker-dealer of investment instruments. The Company earns commissions for trades of third party mutual funds, variable insurance products, private placement securities, and publicly traded securities through registered representatives. Trades of publicly traded securities are executed on behalf of customers and are processed by a clearing organization on a fully disclosed basis. The Company also earns fees, primarily for services provided in connection with private placements of securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Fiscal-Year End. In 2006, the Company changed it fiscal-year end to June 30 to coincide with the reporting pattern required of broker-dealers to the National Association of Security Dealers. Accordingly, the statements of operations and cash flows are for the eleven-month period ended June 30, 2006.

Cash. For purposes of reporting cash flows, the Company defines "cash" as cash and cash investments with maturities of three months or less when purchased. At June 30, 2006, the Company had cash deposits with financial institutions which exceeded federally insured limits.

Commissions Receivable. Commissions receivable are stated at the amount management expects to collect from outstanding balances after bad debts, taking into account credit worthiness of customers and history of collection. Management provides for probable uncollectible amounts through a charge to earnings and an increase to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a reduction of trade accounts receivable. There was no allowance for doubtful accounts at June 30, 2006 or July 31, 2005.

Equipment and Leasehold Improvements. Equipment and leasehold improvements are recorded at cost and depreciated over their estimated useful lives. Depreciation is provided on a straight-line basis using an estimated useful life of five years for equipment. Leasehold improvements are amortized over the lesser of the useful life of the improvements or the term of the lease.

Revenue Recognition. Commission income and related commission expense on insurance and annuity products are recorded on policy issuance dates, based on information provided by insurance carriers. Commission income and related commission expense and clearing expense related to transactions of publicly traded securities are recorded on a trade date basis. Commissions and fees received in connection with private placement security sales are deferred until minimum funding requirements of the transaction have been met and no contingencies remain that could require refund of fees received.

Advertising Expense. The Company records advertising as an expense when incurred. For the eleven-month period ended June 30, 2006 and year ended July 31, 2005, advertising expense amounted to $8,497 and $1,350, respectively.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*continued*):**

Income Taxes. The Company uses the liability method to account for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred taxes are also recognized for operating losses that are available to offset future taxable income. Assessment is made of the likelihood of realization of deferred tax assets and, if impairment is more likely than not, an allowance to reduce deferred tax assets is provided. At July 31, 2005 an allowance was provided for the full amount of the net deferred tax assets. At June 30, 2006, the allowance was reduced to a partial allowance.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Stock Options. As described in more detail in Note 12, the Company's Parent (a privately held company) has issued stock options to the Company's officers, employees, members of its Board of Directors and the Company's registered representatives, which are independent contactors. Under generally accepted accounting principles, the Company accounts in its financial statements for compensation related to options issued by its Parent to parties that provide services to the Company.

Effective August 1, 2005, the Company adopted the provisions of SFAS No. 123(R) *Share-Based Payments(as amended)*. SFAS No. 123(R) requires stock options to be accounted for under the fair value method and requires the use of an option pricing model for estimating fair value. Accordingly, share-based compensation is measured at grant date, based on the fair value of the award. The Company previously used the fair value based method of recognizing compensation expense only for options issued to independent contractors as was required by Statement of Financial Accounting Standard (SFAS) No. 123, *Accounting for Stock-Based Compensation*. As allowed by SFAS No. 123, the Company previously accounted for awards granted to officers, employees and Board of Director members under the intrinsic value method prescribed by Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations, and provided pro forma disclosures prescribed by SFAS No. 123. The exercise price of all outstanding options is equal to the fair value of the Company's Parents stock (as determined by its Board of Directors) on the date of grant. Accordingly, no share-based compensation, other than for stock options awarded to independent contractors, was recognized in the financial statements prior to August 1, 2005. The effect of adopting SFAS No. 123(R) on net income for the eleven-month period ended June 30, 2006 was approximately $12,500, net of deferred income taxes. Had SFAS No. 123(R) been adopted for the year ended July 31, 2005, net income would have been decreased by approximately $61,204 to a pro form net loss of $42,296.

In November 2005, the FASB issued Staff Position ("FSP") FAS123(R)-3, Transition Election to Accounting for the Tax Effects of Share-Based Payment Awards. This FSP requires an entity to follow either the transition guidance for the additional-paid-in-capital pool as prescribed in SFAS No. 123(R), Share-Based Payment, or the alternative transition method as described in the FSP. An entity that adopts SFAS No. 123(R) using the modified prospective application may make a one-time election to adopt the transition method described in this FSP. An entity may take up to one year from the later of its initial adoption of SFAS No. 123(R) or the effective date of this FSP to evaluate its available transition alternatives and make its one-time election. This FSP became effective in November 2005. We continue to evaluate the impact that the adoption of this FSP could have on our financial statements.

3. DEPOSIT WITH CLEARING ORGANIZATION:

The deposit with the clearing organization was maintained in a proprietary account (PAIB account) pursuant to a written agreement between the Company as the introducing broker-dealer and the clearing organization as the clearing broker-dealer. Under the agreement the clearing broker-dealer agrees to perform a computation for PAIB assets in accordance with the customer reserve computation set forth in SEC Rule 15c3-3 and the modification and exclusions set forth in the SEC PAIB no-action letter dated November 3, 1998. Therefore, the deposit is treated as an allowable asset in the computation of net capital under the SEC Rule 15c3-1.

The clearing broker-dealer has a security interest in assets of the PAIB account of the Company.

4. PROVISION FOR INCOME TAXES:

The provision for income taxes for the eleven-month period ended June 30, 2006 consists of the following:

	Eleven-Month Period Ended June 30, 2006	Year Ended July 31, 2005
Current taxes payable:		
Federal	$ 236,486	$ 20,973
State	62,060	1,940
Less tax benefit of net operating loss carryforward used to reduce taxes payable	(277,056)	(22,113)
Current tax provision	21,490	800
Deferred tax provision (benefit):		
Federal	203,190	(21,343)
State	47,560	(21)
(Reduction of) increase in allowance against deferred tax assets	(612,061)	21,364
Deferred tax benefit	(361,311)	-
Income tax provision (benefit)	$ (339,821)	$ 800

For income tax purposes there is a net operating loss carryforward as of June 30, 2006 of approximately $851,000 for federal tax purposes that expires in 2020 and 2021 and $668,000 for California tax purposes that expires in 2013 and 2014. The Company also has an Alternative Minimum Tax credit carryforward of $20,689 that is available, without expiration, to offset future regular tax liabilities. An allowance against deferred tax assets has been provided at June 30, 2006 in the amount of $32,135 related to deferred taxes on compensation recognized for stock options that management believes may not be exercised and, accordingly, the Company may not realize the deferred tax assets. The allowance, which amounted to $644,196 at July 31, 2005, was reduced by $612,061 in the eleven-month period ended June 30, 2006, reflecting the portion of the net operating loss realized through reduction of current taxes payable and changes in circumstances that caused management to believe the remainder of the net deferred tax assets is likely of being realized.

The effective tax rate is less than the applicable statutory federal tax rate because of a reduction in the allowance against deferred tax assets resulting from utilization of net operating losses carried forward from prior years and reversal of a portion of the previously provided allowance against deferred tax assets.

5. RELATED PARTY TRANSACTIONS:

The Company provided administrative services to the Parent without charge. The Company also provided personnel, communication, and administrative services to ePLANNING Advisors, Inc. (a wholly-owned subsidiary of the Parent), for which the Company charged a management fee of $103,000 and $62,500 for the eleven-month period ended June 30, 2006 and the year ended July 31, 2005, respectively.

The Company received commission income of approximately $4,455,609 and $4,624,741 during the eleven-month period ended June 30, 2006 and the year ended July 31, 2005, respectively, from entities controlled by a shareholder of the Company's Parent.

6. NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and a maximum ratio of aggregate indebtedness to net capital, both as defined.

At June 30, 2006, the Company's net capital under the Securities and Exchange Uniform Net Capital Rule (15c3-1) was $547,512, which was $497,512 in excess of the required minimum net capital. The Company's ratio of aggregate indebtedness to net capital may not exceed 15 to 1. At June 30, 2006, the Company's aggregate indebtedness to net capital ratio was 1.22 to 1.

7. EXEMPTION FROM SEC RULE 15c3-3:

Management believes that the Company has complied with provisions for exemption from certain provisions of SEC Rule 15c3-3 during the eleven-month period ended June 30, 2006. The Company clears all of its securities transactions through a clearing broker-dealer (Bear Stearns Securities Corporation) on a fully disclosed basis, and holds no customer funds or securities. Accordingly, it is exempt under regulation 15c3-3 section (k)(2)(ii) from reserve requirements and certain other reporting requirements under SEC Rule 15c3-3.

8. CONCENTRATION:

One group of registered representatives accounted for approximately 35% of commission income during the eleven-month period ended June 30, 2006 and two registered representatives and one group of registered representatives accounted for approximately 58% of commission income during the year ended July 31, 2005.

9. LEASE COMMITMENT:

The Company has an operating lease on its office facility expiring on August 31, 2009. The Company holds options to extend the lease for an additional five-year term. For the eleven-month period ended June 30, 2006 and the year ended July 31, 2005 payments under such office space lease amounted to approximately $103,106 and $78,000, respectively while recorded rent expense related to the office space was approximately $105,793 and $101,000 reflected on a straight-line basis over the term of the lease. Total rent expense was $106,833 and $111,402 for the eleven-month period ended June 30, 2006 and the year ended July 31, 2005, respectively. Future annual minimum rental payments required under the lease as of June 30, 2006 are as follows:

2007	$	118,908
2008		118,907
2009		122,361
2010		125,919
2011		47,726
Thereafter		-
	$	533,821

10. CONTINGENCIES:

The Company has certain threatened claims arising in the normal course of business. In the opinion of management, the outcome of such claims will not materially affect the Company's financial position.

11. RETIREMENT PLAN:

In October 2004, The Company adopted a 401(k) profit sharing plan that covers substantially all employees. Under the plan, the employer provides 401(k) matching contributions to the plan. Employer matching contributions were $23,821 and $17,876 in the eleven-month period ended June 30, 2006 and the year ended July 31, 2005.

12. STOCK OPTIONS:

In October 2000, ePlanning, Inc.'s (the Parent's) stockholders approved the adoption of its 2000 Stock Incentive Plan (Plan) for the Parent. The Plan provides for the granting of stock options to officers, directors or employees of the Parent or the Company. Also the Plan provides for the granting of stock options to independent contractors who provide services to the Parent or the Company. Under the Plan, the exercise price of stock options must be no less than the fair market value of the Parent's common stock on the option grant date. A total of 3,500,000 shares of the Parent's common stock are reserved for issuance under the plan. The options generally vest with respect to the first 25% of the shares when the optionee completes 12 months of continuous service after the vesting commencement date. The remaining 75% of options granted generally vest on a monthly basis over a three-year period when the optionees complete each month of continuous service after the grant date. Additionally, the term of current stock options granted is generally 10 years.

12. **STOCK OPTIONS** ***(continued)*****:**

The Parent has also issued stock options to the Company's chief executive officer (Executive Options). The exercise price of the Executive Options is equal to the fair market value of the Parent's common stock on the option grant dates. Certain Executive Options were fully vested when granted while others vest over a three-year period from the grant date. The Executive Options are exercisable for a period of 10 years from the date of grant. The terms of the Executive Options provide that the Executive may exercise the options with a note payable to the Parent secured by the stock acquired in the option exercise.

As explained in Note 1, effective August 1, 2005, the Company adopted the provisions of SFAS No. 123(R), *Share-Based Payments (as amended)*, to account for stock options. The Company previously used the intrinsic method to account for options awarded to its employees and members of its Board of Directors and used the fair value method to account for options awarded to its independent contractors. The Company elected to use the modified prospective method of adoption for SFAS No. 123(R), under which the compensation cost recognized by the Company beginning in August 1, 2005 includes (a) compensation cost for all equity incentive awards granted prior to, but not yet vested as of August 1, 2005, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all equity incentive awards granted subsequent to August 1, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). The Company uses the straight-line attribution method to recognize share-based compensation costs over the service period of the award. Upon exercise, cancellation, or expiration of stock options, deferred tax assets for options with multiple vesting dates are eliminated for each vesting period on a first-in, first-out basis as if each vesting period was a separate award. To calculate the excess tax benefits available for use in offsetting future tax shortfalls as of the date of implementation, the Company followed the alternative transition method discussed in FASB Staff Position No. 123(R)-3.

Share-based compensation recognized in the period ended June 30, 2006 as well as pro forma disclosures according to the original provisions of SFAS No. 123 for periods prior to the adoption of SFAS No. 123(R) were determined using the Black-Scholes option pricing model for estimating fair value of options granted. Option valuation models were developed for use in estimating the deemed fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected life of the option. Because the Parent's stock options have characteristics significantly different from those of traded options and because changes in subjective input assumptions can materially affect the deemed fair value estimate, it is management's opinion that the existing models do not necessarily provide a reliable single measure of the fair value of its Parent's stock option. The estimates of fair value made using the pricing model could vary significantly from amounts of actual transactions in the Parent's common stock.

12. **STOCK OPTIONS** (*continued*):

The following table summarizes the compensation included in the financial statements related to share-based options.

		2006		2005
Cost of revenues - Commissions	$	11,081	$	9,113
Employee compensation and benefits		14,771		-
Share based compensation effect on income before taxes		25,852		9,113
Provision for income taxes		-		-
Share based compensation effect on net income	$	25,852	$	9,113

In accordance with SFAS No. 123(R), the Company adjusts share-based compensation annually for changes to the estimate of expected equity award forfeitures based on actual forfeiture experience. The effect of adjusting the forfeiture rate for all expense amortization after August 1, 2005 is recognized in the period the forfeiture estimate is changed. The effect of forfeiture adjustments at June 30, 2006 was insignificant.

Under the provisions of SFAS No. 123(R), $25,852 has been recorded as a credit to additional paid in capital in connection with stock option compensation, net of deferred taxes, during the period ended June 30, 2006. No tax benefit was realized during the period ended June 30, 2006 for tax deduction from option exercises as management has provided an allowance that offset the deferred tax assets related to stock options. As of June 30, 2006, there was $27,025 of total unrecognized compensation costs related to stock options granted by the Company. The unrecognized compensation cost is expected to be recognized over a weighted average period of 1.34 years.

12. STOCK OPTIONS *(continued)*:

The weighted average estimated values of stock option grants outstanding at June 30, 2006, as well as the weighted average assumptions that were used in calculating such, were based on estimates at the date of grant as follows. No stock options were issued in the eleven-month period ended June 30, 2006, accordingly, the assumptions for that time period are not applicable to the determination of compensation.

	2006	2005	2004	2003
Dividend Yield	N/A	0.0%	0.0%	0.0%
Risk-free interest rates	N/A	3.5%	3.7%	4.4%
Volatility	N/A	26.0%	26.0%	26.0%
Expected option term (years)	N/A	10	10	10

Weighted-Average Fair Value of Options Granted During the Year	
2002	$0.127
2003	$0.117
2004	$0.112
2005	$0.110
2006	N/A

Expected volatility is based on management's estimate using comparable industry information.

Options outstanding that have vested and are expected to vest as of as of June 30, 2006 are as follows:

	Options Outstanding		
	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
Vested	3,191,671	$ 0.26	6.05
Expected to vest	236,591	$ 0.25	7.51
Total	3,428,262	$ 0.26	6.15

Options outstanding that are expected to vest are net of estimated future option forfeitures in accordance with the provisions of SFAS No. 123(R), which were initially estimated upon adoption of SFAS No. 123(R) on August 1, 2005. On options that may be issued in the future, forfeitures will be estimated when compensation costs are recognized. Options with a fair value at the time of award of $11,314 and $24,439 completed vesting during the eleven-month period ended June 30, 2006 and the year ended July 31, 2005, respectively.

12. STOCK OPTIONS (*continued*):

Additional information with respect to stock option activity is as follows:

	Stock Options		
	Shares		Weighted Average Exercise Price
Outstanding, as of July 31, 2004	3,341,898	$	0.26
Granted	243,968		0.25
Forfeited	(101,755)		0.25
Exercised	-		
Outstanding, as of July 31, 2005	3,484,111		0.26
Granted	-		0.25
Forfeited	(39,587)		0.25
Exercised	-		
Outstanding, as of June 30, 2006	3,444,524	$	0.26
Options exercisable as of June 30, 2006	3,191,671	$	0.26
Options exercisable as of July 31, 2005	2,624,233	$	0.26

The exercise price of substantially all options granted from Plan inception and those outstanding at July 31, 2005 and 2004 is $0.25 per share. The options expire between 2010 and 2015. The weighted-average remaining contractual life of the options outstanding at June 30, 2006 is 5.9 years.

SUPPLEMENTAL SCHEDULES

Schedule I ***Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission***

NET CAPITAL:

Total stockholder's equity		$ 1,109,145
Deductions and/or charges:		
Non-allowable assets	$ 547,633	
Other deductions and/or charges	14,000	561,633
Net capital		$ 547,512

Reconciliation to FOCUS Report

Net capital in this schedule is different from that shown in the Financial and Operational Combined Uniform Single (Focus) Report as of June 30, 2006 as the result of the following adjustments made during the audit of the financial statements. Adjustments that affected net income are shown as changes to capital in the table below to reflect the effect after net income was closed to retained earnings:

	Capital	Deductions	Net Capital
Amounts reported on the June 30, 2006 FOCUS report	$ 769,326	$ (200,323)	$ 569,003
Adjustments:			
Income tax benefit (provision), including reversal of allowance on deferred tax assets:			
Current tax expense	(21,490)		(21,490)
Deferred tax benefit	361,309	(361,309)	
Stock option compensation in connection with adoption of SFAS No. 123R:			
Additional paid-in capital for portion of value at grant of options vesting during the fiscal period	8,445		8,445
Stock option expense included in net income	(8,445)		(8,445)
Adjusted Net Capital, June 30, 2006	$ 1,109,145	$ (561,632)	$ 547,513

Schedule II Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required	$	44,453
Minimum dollar requirement	$	50,000
Net capital required	$	50,000
Excess net capital	$	497,512
Excess net capital at 1000% of aggregate indebtedness	$	480,633

COMPUTATION OF AGGREGATE INDEBTEDNESS:

Aggregate Indebtedness

Total allowable liabilities from statement of financial condition	$	687,485
Total aggregate indebtedness	$	687,485
Percentage of aggregate indebtedness to net capital		125.6%

Reconciliation to FOCUS Report

Total allowable liabilities in this schedule are different from that shown in the Financial and Operational Combined Uniform Single (Focus) Report as of June 30, 2006 as the result of the following adjustments made during the audit of the financial statements:

Total allowable liabilities reported on the June 30, 2006 FOCUS report	$	665,995
Adjustments:		
Taxes payable		21,490
Adjusted total allowable liabilities, June 30, 2006	$	687,485

An exemption from Rule 15c3-3 is claimed based upon section (k)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis. The Company clears its securities transactions through Bear Stearns Securities Corporation (SEC # 8-43724).

Information for possession or control requirements under Rule 15c3-3 is not applicable.

REPORT ON INTERNAL CONTROL

MOSS-ADAMS LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Stockholder
ePLANNING Securities, Inc.

In planning and performing our audit of the financial statements of ***ePLANNING Securities, Inc.*** (the Company), for the 11-month period ended June 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, recordation of the differences required by Rule 17a-13,
2. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

MOSS-ADAMS LLP

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
(continued)

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Sacramento, California
September 22, 2006